

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Dr. Joel Morganroth, M.D.
President and Chief Executive Officer
eResearchTechnology, Inc.
1818 Market Street
Philadelphia, PA 19103

Re: eResearchTechnology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 000-29100

Dear Dr. Morganroth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibits

1. We note that Exhibit 10.9, 10.15, 10.16, 10.17, 10.19, 10.42, 10.45, 10.53 and 10.57 are missing schedules, attachments or exhibits. We also note that Exhibit 10.48 to the Form 10-Q filed on May 6, 2011 and Exhibit 10.44 to the Form 10-Q filed on August 5, 2011 are missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Schedule 14A filed March 9, 2011

Elements of Our Compensation Program, page 14

2. We note your disclosure in the last paragraph of page 15 that the executive's annual performance-based incentive bonus is tied to, among other things, individual performance objectives, generally including up to four specific objectives based on the officer's area of responsibility. Please confirm that in future filings you will provide additional qualitative disclosure on these objectives and how individual performance contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please provide us with proposed draft disclosure.

Grants of Plan Based Awards, page 20

3. It appears that the cash incentive compensation plan should be included in the grants of plan based awards table. Please confirm that you will provide such disclosure in future filings. Please provide us with proposed draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director